Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

Our ratio of earnings to fixed charges is as follows:

	Nine months
	ended
	September 30, 2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before provision for income taxes and noncontrolling interest	$39,680	$(45,321)	$(440,859)	$330,942	$314,657	$303,516
Interest expense and other	45,284	62,919	5,748	(372)	3,046	2,584
Portion of rents representative of the interest factor(1)	10,512	35,516	38,850	20,239	17,977	15,955
	$95,476	$53,114	$(396,261)	$350,809	$335,680	$322,055
Fixed charges:
Interest expense, including amount capitalized	$55,667	$85,361	$8,886	$8,568	$9,314	$14,621
Portion of rents representative of the interest factor(1)	10,512	35,516	38,850	20,239	17,977	15,955
	$66,179	$120,877	$47,736	$28,807	$27,291	$30,576
Ratio of earnings to fixed charges(2)	1.44x	—	—	12.18x	12.30x	10.53x

(1)	33% of rental expense
(2)

For the years ended December 31, 2014 and December 31, 2013, earnings were deficient to cover fixed charges of $67,763 and $443,997, respectively, primarily as a result of operating losses during the periods.